May 28, 2010

Mr. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Mail Stop 4628

Re:	Anadarko Petroleum Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 23, 2010

File No. 1-08968

Dear Mr. Schwall:

We are providing the following responses to the comment letter dated May 18, 2010, from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding our Form 10-K for the fiscal year ended December 31, 2009 (“Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference. All page numbers in our responses refer to our Form 10-K.

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our Form 10-K is materially accurate and that amending it is not necessary. As indicated in certain responses below, we respectfully propose to make appropriate clarifications or modifications to certain of our disclosures in future filings.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in our Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Roger Schwall

United States Securities and Exchange Commission

May 28, 2010

Form 10-K for the fiscal year ended December 31, 2009

Items 1 and 2. Business Properties

1.

We note that you have defined your geographic areas as the United States and International for purposes of disclosing your proved reserves. Please clarify how you have determined that grouping your reserves located in Algeria, China and Ghana meets the disclosure requirements of Item 1201(a) of Regulation S-K, which states that the lowest level at which reserves can be grouped is by continent.

Response: Our proved reserves located in Africa and Asia represent approximately 10% and 1%, respectively, of our total proved reserves expressed on a barrel of oil equivalent (BOE) basis. In our judgment, our proved reserves in Asia represent an insignificant portion of our overall reserve base. As such, we do not currently consider the separate disclosure of Asia proved reserves to provide meaningful disclosure to investors, and we combined these proved reserves with those located in Africa as International reserves to simplify and enhance the meaningfulness of our overall proved reserves disclosure.

We believe this approach is consistent with the SEC’s Adopting Release No. 34-59192 (the “Adopting Release”) Section IV.B.(2)(a), in which the Staff recognized that “disclosure that is too detailed may detract from the overall disclosure.” Furthermore, our Asia proved reserves are not “significant reserves…subject to unique risks, such as political instability,” which was cited in part as a motivating reason behind the Staff’s establishing geographic disclosure requirements. Should the proved reserves in geographic locations currently constituting our International proved reserves grow on a relative basis sufficiently to justify, either qualitatively or quantitatively, separate disclosure by continent, country or field, we would disclose our proved reserves in separate geographic areas as appropriate in future filings.

Proved Reserves, page 8

2.

We note that you have grouped your proved reserves related to oil, condensate and NGLs for purposes of disclosing your proved reserves. Revise to separately present these three products or explain to us why you have determined that grouping these different products meets the disclosure requirements of Item 1202(d)(4) of Regulation S-K.

Response: We believe our disclosure of proved oil and gas reserves on page 8 of our Form 10-K satisfies the disclosure requirements of Item 1202(a)(4), which does

Mr. Roger Schwall

United States Securities and Exchange Commission

May 28, 2010

not specifically require separate disclosure of natural gas liquids (NGLs) and condensate. Furthermore, we considered the disclosure requirements of FASB ASC Topic 932-235-50-4 as well as the definition of “Oil and gas producing activities” included in 17 CFR 210.4-10(16)(i)(A). Under this guidance, crude oil is described as including condensate and NGLs, with natural gas separately identified. Our proved reserves disclosures by product type are consistent with this guidance.

Proved Undeveloped Reserves, page 8

3.

We note that you have disclosed your beginning and ending PUD amounts and discussed the amount of PUDs that have been converted to proved developed reserves during the year. Please tell us the consideration you gave to disclosing the reasons for the material increases to your PUD that occurred during the year, either here or under Management’s Discussion and Analysis.

Response: We believe our disclosure of proved undeveloped reserves (PUDs) on page 8 of our Form 10-K satisfies the requirements of Item 1203. We did not report a significant increase in PUDs from year-end 2008 to year-end 2009; the 3 MMBOE increase from year-end 2008 to year-end 2009 represents a 0.4% increase in total PUDs. We disclose, on page 8 of our Form 10-K, that we converted 100 MMBOE of PUDs that were included in our year-end 2008 PUD disclosures to proved developed reserves in 2009. We believe this disclosure satisfies the requirements of Item 1203(b). We also disclose, on page 8, our 2009 spending for the development and conversion of PUDs to proved developed reserves, and on pages 8 and 9, we make specific reference to the major development projects receiving PUD-development capital in order to satisfy the requirements of Item 1203(c). Given the insignificant change in our PUDs from year-end 2008 to year-end 2009, we concluded that further discussion of our PUD increases, beyond PUD-conversion spending that occurred during the year, would not provide additional information that is material to our investors. In future filings, should our level of PUDs change materially compared to the prior period presented, we would include appropriate disclosure describing the reasons for such material change.

4.

Your disclosure states that approximately 54% of your PUDs booked prior to 2005 are in Algeria and are being developed according to an Algerian government approved plan. Please submit to us support for your statement that the PUDs are being developed according to this plan. In addition, please demonstrate that this governmental plan has a targeted production-initiation date of late 2011 for the El Merk development project located on Block 208.

Mr. Roger Schwall

United States Securities and Exchange Commission

May 28, 2010

Response: The initial El Merk development plan prepared in 1998 and 1999 was approved by the Algerian government in April 2003. Further evaluation, including an analysis of the results from a continuing drilling program, resulted in a revised El Merk exploitation license submission in 2005 which was subsequently approved by the Algerian regulatory authority on June 3, 2007. The Exploitation License Summary and approval letter have been provided to you supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the SEC.

Site preparation was initiated in 2008 and is ongoing. A total of seven contracts for construction of the El Merk processing facility have been awarded. Gross facility construction and project management costs are estimated to be $3.8 billion.

Fifty-two wells were drilled in the El Merk fields prior to April 2009. Since then, drilling has continued using two rigs, with eight additional wells drilled through March 31, 2010. An estimated twenty-five additional wells are planned to be drilled by year-end 2011. The Reservoir Development Plan currently includes a total of 141 wells for full development.

First oil production from the El Merk fields is expected to commence in late 2011, coinciding with completion of the first oil/condensate train. Production will continue to increase during 2012 as a second oil/condensate train, gas compression and an NGL plant commence operations. As of April 30, 2010, 42.4% of the facility construction has been completed against a planned completion percentage of 44.0%.

The December 2009 El Merk project timeline denotes a targeted initial production date of late 2011. This timeline has been provided to you supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the SEC.

5.

We note your disclosure that the Salt Creek EOR phased-developed program in the Rockies is not scheduled for completion until 2015. Please explain how you determined that the PUDs associated with this program qualify as proved reserves considering the length of time required to develop the reserves. We note that some of these have been classified as PUDs for over 5 years.

Response: On December 6, 2002, Anadarko purchased Howell Corporation to facilitate a long-term tertiary development of the Salt Creek field in Wyoming. In late 2003, we constructed a 16-inch, 125-mile pipeline to deliver carbon dioxide (CO2) to the Salt Creek field. In 2002, we also entered into a contract with a third party to supply CO2 for our Salt Creek project. This contract extends through May

Mr. Roger Schwall

United States Securities and Exchange Commission

May 28, 2010

2021, which provides us with a CO2 source through the planned conclusion of our development activities in the field. Pursuant to the CO2 contract, Anadarko is committed to annual take-or-pay terms, meaning Anadarko is obligated to pay for a certain quantity of CO2 on an annual basis.

The annual development pace in the field is limited by the CO2 contract terms and the amount of work that can be physically completed. Since 2003, we have invested $20 million to $145 million per year to develop six different phase areas of Salt Creek. We are committed to continue making annual investments in the Salt Creek development project as evidenced by our existing long-term CO2 contract and our prior-year investments into this development.

We believe the specific circumstances related to our Salt Creek Field development project justify the recording of PUDs that are expected to be converted to proved developed reserves over a greater than five-year period. More specifically, the CO2 sourcing, infrastructure build-out and phased development of the field’s enhanced oil recovery requirements are consistent with the types of projects that typically take more than five years to develop and which the Staff has indicated it may be appropriate to include. Section II.F.(2) of the Adopting Release reads in relevant part:

The intent of the proposal was not to exclude projects that typically take more than five years to develop from being considered reserves. We agree that the rule should allow the recognition of reserves in projects that are expected to run more than five years, regardless of whether “unusual” circumstances exist.

In addition, we considered the factors outlined by the Staff in its October 26, 2009, Compliance and Disclosure Interpretation (C&DI), including our ongoing development activities, and the extent to which delays in development are caused by external factors, e.g., the availability of CO2, as discussed above. Accordingly, we believe that our development plan, together with the guidance from the Adopting Release and C&DI, support the appropriateness of recognizing the PUD reserves associated with our Salt Creek project.

Evaluation and Review, page 9

6.

Your disclosure states that the procedures and methods of over 80% of your estimates of proved reserves and future net cash flows, as of December 31, 2009, were reviewed by Miller and Lents, Ltd. Please explain to us how a review is distinguished from a reserve audit as defined in 1202(a)(9) of Regulation S-K.

Mr. Roger Schwall

United States Securities and Exchange Commission

May 28, 2010

Response: Miller and Lents, Ltd., our independent reserves consultant, provides a procedures and methods review that does not include providing an opinion on the reasonableness of our estimated reserve quantities. As stated in the Miller and Lents Procedures and Methods Review letter dated February 23, 2010, which is included in our Form 10-K as Exhibit 99, the purpose of the procedures and methods review is to conclude whether the procedures and methods used by Anadarko to estimate its proved reserves are based on generally accepted petroleum engineering and evaluation principles and are in accordance with the definitions contained in the SEC regulations. As described in the Miller and Lents report, Miller and Lents participated in the reviews of 17 fields. Each review included an overview, presented by our technical staff to Miller and Lents, of the data, methods, and assumptions we used in preparing our reserve estimates. Miller and Lents specifically states that an audit was not conducted, and does not offer an opinion on the reasonableness of our estimated reserve quantities. This is in contrast to a reserves audit which is defined in Item 1202(a)(9) as including, among other things, an opinion on the reasonableness of the estimated reserves quantities.

7.

While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted engineering and evaluation principles”. With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Address the portion of your reserves that was analyzed by your third party engineer. Tell us the data items that were necessary for the estimates, but were accepted by your third party engineer without further confirmation.

Response: Our use of the phrase “generally accepted engineering and evaluation principles” was simply a reference to the suite of reserves-estimation methods and techniques available and commonly used throughout the industry to form the basis of reserves estimates, which include decline-curve analysis, volumetric calculations and mathematical modeling. These reserves-estimation methods and techniques are widely taught in university petroleum curricula and throughout the industry’s ongoing training programs. Although these “generally accepted engineering and evaluation principles” are based upon established scientific concepts, the application of such principles involves extensive judgment and is subject to changes in existing knowledge and technology, economic conditions and applicable statutory and regulatory provisions. These same industry-wide applied techniques are used in determining our estimated reserve quantities. As part of its procedures and methods review, Miller and Lents reviewed the application of these techniques, as well as

Mr. Roger Schwall

United States Securities and Exchange Commission

May 28, 2010

pertinent supporting geologic, engineering, and economic data to gain comfort that the procedures and methods we used were appropriate and in accordance with these standard industry practices. To avoid any implication that there are “generally accepted engineering and evaluation principles” that are analogous to “generally accepted accounting principles” and in light of the Staff’s comment, we would propose to replace this phrase with “appropriate engineering, geologic, and evaluation principles and techniques that are in accordance with practices generally accepted in the petroleum industry” in future filings.

With respect to the balance of the Staff’s comment regarding information provided to Miller and Lents, we would note that, consistent with our existing disclosure, our employees prepared, and we are solely responsible for, the estimated reserve quantities disclosed in our Form 10-K. Miller and Lents only reviewed the procedures and methods we used in our estimation of approximately 80% of our year-end 2009 proved reserves. Miller and Lents’s Procedures and Methods Review letter dated February 23, 2010, included in our Form 10-K as Exhibit 99, outlines the data presented by our technical staff for each of the 17 field reviews in which Miller and Lents participated. The presentations included an overview of data, methods and assumptions used by our internal reserve engineers in determining our reserve estimates. The information presented in these reviews includes pertinent seismic information, geological maps, well logs, production tests, material balance calculations, reservoir-simulation models, well-performance data, operating procedures and relevant economic criteria, as well as other information requested by Miller and Lents that was necessary for it to render its report that the general procedures and methods we used to estimate our proved reserves were reasonable. Please refer to our response to the Staff’s Comment 6 for further clarification of the scope of the procedures and methods review. As discussed in our response to the Staff’s Comment 6, this procedures and methods review did not constitute a reserves audit as defined in Item 1202(a)(9).

8.

It does not appear that you have provided disclosure with regard to delivery commitments pursuant to Item 1207 of Regulation S-K. Please confirm, if true, that you do not have delivery commitments that require disclosure.

Response: We confirm that we do not have delivery commitments that require disclosure. A very small percentage of our total production is subject to firm-delivery commitments. Based on a comparison of our expected production levels to future-delivery commitments, by product and for the applicable geographic areas, we assessed the risk of insufficient sources to satisfy our existing delivery commitments as remote. Moreover, the majority of our delivery commitments existing at December 31, 2009, were satisfied within the first three months of 2010.

Mr. Roger Schwall

United States Securities and Exchange Commission

May 28, 2010

We therefore concluded that the Item 1207 disclosure was not warranted as the information it would convey would not be material to our investors.

Sales Volumes, Prices and Production Costs, page 10

9.	Revise the table to present the field level information required by Item 1204(a) of Regulation S-K.

Response: In accordance with the guidance provided by Item 1204(a) of Regulation S-K, we determined that no disclosure was necessary because we have no individual field, or country, other than the United States, that contains 15% or more of our total proved reserves, expressed on a BOE basis.

Properties and Leases, page 13

10.

It does not appear that you have disclosed the minimum remaining terms of leases and concessions related to any of the acreage that you have disclosed. Please tell us the amount of developed and undeveloped acres that you have as of December 31, 2009 related to leases that will expire in 2010 and how you considered the need to disclose such information.

Response: In the United States, developed acreage is generally “held by production.” Leases held by production typically do not expire unless an event occurs, such as cessation of production, which could under certain circumstances act to terminate the lease. International developed leases that are in production generally have a term of 30 years or longer, none of which expire in the near term.

The following table presents the number of undeveloped lease acres at December 31, 2009, that could expire in 2010, if not renewed or transferred to developed acreage.

	2010
thousands of acres	Gross	Net
United States	2,374	1,033
International	7,823	3,322

Total	10,197	4,355

In determining whether the minimum remaining terms of leases were material, we considered that our drilling schedule takes into account our lease holdings and the timing of expiring leases. We are positioned to adjust our drilling schedule, as needed, to drill necessary wells in hopes of establishing production prior to lease

Mr. Roger Schwall

United States Securities and Exchange Commission

May 28, 2010

expiration for those leases we deem to be particularly desirable in a given prospect area. Additionally, we considered that our undeveloped leases generally have a primary lease term of three to ten years, and some have extension provisions which serve to extend the primary lease term, regardless of whether production has commenced. We continuously evaluate our drilling schedule, expiring leases, renewal plans, and current budget plans in order to minimize lease expirations.

Because we do not expect our lease expirations to be material to our investors based on past expiration history and our current development plans, we believe that our undeveloped acreage disclosures provided on page 13 of Form 10-K comply with the requirements of Item 1208(b). If we were to experience a change which would suggest that such expirations were, or were expected to be, material to our investors, we would provide such disclosure in future filings as appropriate.

Regulatory Matters. Environmental and Additional Factors Affecting Business, page 15

11.

Item 101(c)(xii) of Regulation S-K calls for you to provide “appropriate disclosure” regarding the material effects of complying with Federal, State and local provisions regarding environmental matters. You direct the reader to your Risk Factors and Liquidity sections. However, in neither of those sections do you provide a detailed description of the current applicable regulations on these matters. Please revise to specifically provide that information and sufficient information for the reader to be able ascertain the extent to which you may “adversely affected” by current or proposed regulations.

Response: In our Form 10-K we identify, under Item 1A—Risk Factors (pages 19 and 22) and Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations (pages 54 and 59), the types of federal, state, tribal, local and foreign laws and regulations regarding environmental matters which affect our business and operations, and how we may be adversely affected by those current or proposed regulations. Our industry is subject to numerous and complex federal, state, tribal, local and foreign laws and regulations relating to environmental matters, and it would not be feasible to list out every applicable statute, law and regulation.

We operate in several countries, numerous states and the Gulf of Mexico, with each jurisdiction having its own set of laws and regulations relating to environmental matters, many of which are enacted, amended, repealed or overturned on a regular basis. Also, the meaningfulness of such a disclosure resulting from a description of every law and regulation applicable to our industry would be burdensome for an investor to read and would detract from other sections of our Form 10-K.

Mr. Roger Schwall

United States Securities and Exchange Commission

May 28, 2010

Compliance with all applicable laws and regulations relating to environmental matters in the jurisdictions in which we operate is considered a part of doing business in our industry. While compliance with all current or proposed laws and regulations related to environmental matters on an aggregate basis may have an adverse impact on our financial condition, results of operations and cash flows, there is no single law or regulation for which non-compliance would adversely affect our financial condition, results of operations and cash flows. As such, we believe our disclosure provides meaningful insight to investors about the risks inherent in our business, and satisfies the disclosure requirements of Item 101(c)(xii).

Item 3. Legal Proceedings

Tronox Proceeding, page 27

12.

We note your disclosure in connection with the Tronox proceedings which states that the United States (referred to as “plaintiff”) filed a motion against you, Kerr-McGee and Tronox relating to environmental cleanup obligations allegedly owed to the plaintiff by Tronox. Your disclosure further states that the plaintiff seeks an unspecified amount of compensatory damages and that the proceedings are at a very early stage. Therefore, it does not appear that you have recorded a liability related to an estimated loss from these environmental remediation obligations. If this is correct, please clarify how you have evaluated FASB ASC Topic 410-30-25-7 through 13 when determining that you were not able to estimate a liability for this potential obligation. As part of your response, please explain the extent and types of hazardous substances at the site, the range of technologies that can be used for remediation and the number and financial condition of the other potentially responsible parties and the extent of their responsibility for the remediation. Please explain whether you have been identified as a potentially responsible party for the site.

Response: The remedies sought by the United States in this litigation include monetary damages resulting from alleged fraudulent conveyance and other claims related to, among other things, Tronox assets transferred from an entity that Anadarko subsequently acquired. However, neither Tronox nor the United States alleges in the litigation that Anadarko or any of its subsidiaries has any environmental remediation obligations with respect to any environmental sites owned or operated by Tronox, its subsidiaries, or their predecessors. No state or federal environmental agency has identified Anadarko or any of its subsidiaries as a potentially responsible party with respect to any site owned or operated by Tronox, its subsidiaries or their predecessors.

Mr. Roger Schwall

United States Securities and Exchange Commission

May 28, 2010

As a result, we did not consider FASB ASC Topic 410-30-25-7 through 13 in our evaluation of the possible contingencies related to this litigation. Instead, we evaluated the Tronox litigation proceedings described on page 27 of our Form 10-K following the requirements of FASB ASC Topic 450-20, Loss Contingencies, and concluded that no accrual for these matters was required.

13.

It does not appear that you have provided any specific disclosure about the Tronox proceedings in the notes to your financial statements. Please tell us how you evaluated the need to provide the disclosures required by FASB ASC Topic 410-30-50 in relation to these proceedings.

Response: We evaluated the Tronox litigation proceedings described on page 27 of our Form 10-K following the requirements of FASB ASC Topic 450-20, Loss Contingencies, and concluded that the likelihood of a material loss resulting from such proceedings was remote. Therefore, no disclosure for these matters was necessary.

Exhibit 99

14.	The report should address all ten items listed under Item 1202(a)(8) of Regulation S-K. Please revise or advise.

Response: Item 1202(a)(8) requires a registrant to file a report of a third party that prepared or conducted a reserves audit of the registrant’s reserves estimates or any estimated valuation thereof, or conducted a processes review. If the report relates to the preparation of, or a reserves audit of, the registrant’s reserve estimates, Item 1202(a)(8) specifies the ten items that must be included in that report. As discussed in our response to Staff Comment 6, Miller and Lents did not prepare the reserves estimate, nor did it perform a reserves audit, as defined by Item 1202(a)(9), of any of our estimated reserve quantities included in our Form 10-K. As a result, the ten items listed in Item 1202(a)(8) were not applicable to the report we filed as Exhibit 99 to our Form 10-K.

Mr. Roger Schwall

United States Securities and Exchange Commission

May 28, 2010

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-7021 or by facsimile at (832) 636-7008.

Very truly yours,

/s/ ROBERT G. GWIN

cc:	H. Paulett Eberhart, Chairperson, Audit Committee

Christopher O. Champion, KPMG LLP

David P. Oelman, Vinson & Elkins L.L.P.

D. Alan Beck, Jr., Vinson & Elkins L.L.P.